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Above All Fitness Center

Gym / Fitness Center

127 Centre St.

Brockton, MA 02302

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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.

This is a preview. It will become public when you start accepting investment.

THE PITCH

Above All Fitness Center is seeking investment to purchase new equipment as it is relocating to accommo

clientele.

This is a preview. It will become public when you start accepting investment.

OUR MISSION

To help others change their life in the simplest and most realistic way possible. We believe that everyone c

to be happy with themselves inside and out.

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2018

Founded

4,200 sq. ft.

Floor Space

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OUR OFFERINGS

She was born in Luanda, Angola, and raised in Lisbon, Portugal. Since she began her fitness journey back and passion for it have all continued to grow and she loves to help others reach their fitness goals. In 2019 encouragement from friends, family, and members of the community, she decided to create a fitness-spec

The goal of Cassia’s page is to inspire, and motivate others to become the best versions of themselves. Al above all Fitness Center team with the purpose of helping clients reach their physical, and mental goals. T appropriate workout routines based on their needs, and fitness levels. In order to perfect her knowledge ir Cåssia became a Certified Personal Trainer.

She loves to push people to their limits so that they can reach levels that they’ve never reached before. Sh like a supportive home, instead of a nightmare.

Christine McDonald
Trainer

It took enormous courage to join above all Fitness Center; however, in April 2019, she decided to change h obese, extremely unhealthy and mentally/physically tired. The turning point for her was when she realized She was living with a quitter mindset but deep down she believed that she had the fighter mentality in her. and committed herself to attaining her health/fitness goals. Throughout her journey with above all Fitness process: establishing new habits, setting a daily routine and managing setbacks which life can bring. She opposed to self doubting and most of all, loving HERSELF.

Two years later, Christine has lost over 100 pounds and gained mental toughness and a determined minds a person in so many ways. Through this experience, she realized how passionate and happy she is in the g

In July 2021, she received her Certified Personal Trainers License from International Sports and Science A encourage others to reach their truest potentials. In her full-time roles, Christine is a mother and also an A Surgeon.

Melany Vicente
Customer Service Manager

Melany began as a client of above all Fitness Center and her bubbling personality welcomed everyone who Melany now provides direct customer service to all who enter the gym and to prospective clients who are also assists with the Mindbody integration, the software that the gym uses for scheduling. Melany's most daughter.

Jessica Descartes
Business Manager

Looking to become a healthier version of herself, Jessica began as a client at above all Fitness Center. Dur

FITCAMP TEAM

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We trained our clients to become their healthiest to compete in the Battle of the Fitcamps, a competition v

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COVID MEASURES

At above all Fitness we take COVID-19 serious. Here are some of our measures and precautions to help gu

Contactless Sign Up – Members can sign up for membership and classes online and via the Mindbody Ap|

We follow the current state and local health guidelines for safety. Masks when required.

All gym equipment and surface areas are cleaned and disinfected throughout the day.

Bathroom is monitored multiple times a day for cleanliness.

Office area is cleaned regularly.

To allow for appropriate social distancing, group fitness class numbers may be lowered as required.

We ask clients to wash hands and to maintain a safe social distancing.

Clients are asked to wipe down all of the equipment & machines thoroughly after each use.

Plenty of hand sanitizer.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Build-out $6,500

Operating Capital $4,000

New Equipment $20,000

Rubber Floor $10,000

Turf Floor $6,500

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $231,358 $254,494 $272,308 $285,923 $294,500

Annual Report 2.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends February 11th, 2022

Summary of Terms

Legal Business Name above all Fitness Center

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 16%-24%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2026

Financial Condition

Subsequent events to historical financials

Since the latest available financial statements of Above All Fitness Center, we have had the following mate

Increase in costs relating to relocation.

Purchased equipment for relocation.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Above All Fitness Center's fundraising
may require additional funds from alternate sources at a later date.

Risk Factors
Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Fitness Center competes with many other businesses, both large and small, on the basis of quality, price,
Changes in customer preference away from Above All Fitness Center's core business or the inability to con
other competitors could negatively affect Above All Fitness Center's financial performance.

Changes in Economic Conditions Could Hurt Above All Fitness Center

not need to provide any money, and we won't be accepting money or selling securities, until all of its forms obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering so choose.

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